Darian B. Andersen

General Counsel, P.C.

Attorney and Counselor at Law

1015 Waterwood Parkway, Suite GA1

Edmond, Oklahoma 73034

(405) 330-2235 FAX: (405) 330-2236

darianandersen@gmail.com

June 30, 2017

Maryse Mills-Apenteng

Special Counsel, Office of Information Technologies and Services

United States Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE: Team 360 Sports, Inc. Amendment No. 2 to Registration Statement on Form S-1 File No. 333-216783 Filed June 30, 2017

Dear Ms. Mills-Apenteng:

This correspondence is in response to your comment letter dated June 16, 2017 in reference to our filing of our Form S-1/A filed May 22, 2017 on the behalf of Team 360 Sports, Inc. File No. 333-216783.

Please accept the following responses and note that Registrant filed amended Form S-1/A2 on June 30, 2017.

Comment 1

General

1 Please revise to include a balance sheet as of an interim date within 135 days of the filing as well as the statements of operations, stockholders’ equity (deficit) and cash flows for the related interim period and the comparable period in the prior year. Refer to Rule 8-03 of Regulation S-X.

Answer: The Registrant has revised its balance sheet and financial statements which includes; operations, stockholders’ equity (deficit) and cash flows for both the related interim period and the comparable period in the prior year. Additionally, the Registrant has restated its earnings for the period ended December 31, 2016, further it has amended its Management’s Discussion and Analysis of Financial Condition and Results of Operations section to reflect this change.

1

Comment 2

Business, page 7

2. We note your response to prior comment 5 regarding the involvement of Messrs. Miklos and Smith in a prior sports administrative services software venture. Please revise to identify the Canadian-based company that your management sold in 2016 and describe the primary asset that was sold, which is similar to the Team 360 software. Further, please clarify whether there are potential risks that this prior software may adversely affect the operations of Team 360, for example through non-compete agreements or intellectual property disputes.

Answer: The Registrant has amended its filing to disclose the facts by the insertion of the following language:

The founders of the company have over 35 years experience with team coaching and sports management software administration and development. As an example, the founders, were owners of a company called TSI Sports Inc. a Canadian based company which was closed in 2016 after selling its primary asset, a sports management software program. The primary asset of that company was software used for large sports management organizations to manage their organizations.  The differences between the two company’s focus was that TSI Sports Inc. software focuses on large sports federations and clubs in Canada with hundreds of teams and 10,000 to 50,000 plus players in a single club. In turn many clubs belong to a federation. The Canadian company software enables club and federation administrators to manage the entire organization of thousands of teams. In effect the Canadian company had few large customers (clubs and federations) representing thousands of teams.

The Team 360 Sports Inc. software addresses the team sports market such as amateur soccer and youth sports teams. The Company’s goal is to target hundreds of thousands of teams compared to the Canadian company software that targets a very small number of large customers of federations and clubs and not teams. As further disclosure, The Canadian company software does not compete with Team 360 Sports Inc. software. There is no non-compete agreement or potential for an intellectual property dispute since neither party's software infringes or competes with that of the other. Sandor Miklos has not had any managerial role in the Canadian company since 2014 and has not been a shareholder since 2014. Mr. Smith has not been a manager or owner of the Canadian company.

This information was included to illustrate the depth of background of management in providing sports management software.

Comment 3

Business, page 7

3. We note your response to prior comment 6 regarding industry statistics. Please revise to provide the source for your assertion that there are 7.93 million sports teams in the United States.

Answer: The Registrant has removed its view that there are 7.93 million sports teams in the United States. The Registrant originally believed that through totaling youth sports and adult participants from a sports industry study and divided by 10 as the average number of players per team it would find a sum total estimate of 7.93 million sports teams. Since there are no reliable sources with verifiable information as to how many sports teams are in the United States, the Registrant has decided to remove this assertion.

Comment 4

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 32

4. For the two transaction on November 5, 2016, clarify to us when the related goods or services were delivered. Refer to ASC 605-10-S99-1. In addition, tell us what the license period is and whether you are obligated to provide post-contract customer support as defined in ASC 985-605-20. If this is the case, tell us why you believe the consideration associate with the license should not be deferred due to lack of vendor-specific objective of fair value for the post-contract customer support. Refer to paragraphs 25-6, 25-7, 25-67 and 25-68 of ASC 985-605.

Answer:

The Registrant notes the larger transaction was the licensing of software to a customer for a fee of $10,000 with an additional $3,000 fee for set up and training in the use of the software.  Upon receiving this comment form, the Company has re-evaluated the accounting for this transaction under ASC 985-605 and notes the following:

  The Licensee paid the Company $10,000 as a non-refundable upfront fee for the 2017 season.
  The Licensee paid the Company $3,000 for a set-up and training fee.
  The Licensee is obligated to pay the Company an ongoing 5% royalty on all gross revenues.
  Outside of the set up and training fee, the Company is not required to provide any post contract support.

2

The Registrant notes that there are two distinct elements that require delivery: (1) set up and training; and (2) the software itself.  The Set up and training occurred on November 21 and 22, 2016.  The software was delivered on November 21, 2016 and the license was for the 2017 season which is from December 1 2016 to Nov 30, 2017.

The Registrant notes that they do not sell the set up and training separately from the license.  Thus, they do not have vendor specific objective evidence (VSOE) related to these separate two items (ASC 985-605-25-6 and 25-7).  Thus, there is one element for accounting purposes which is deemed to be the last delivered.  In this case, that is the license period of November 1, 2016 to Dec 1, 2021. (ASC 985-605-25-67 and 25-68)  Thus the $13,000 should be ratably recognized over that period.

Comment 5

Executive Compensation, page 39

5. We note your response to prior comment 21 regarding your summary compensation table. Please revise your summary compensation table to provide the value of the shares awarded to your named executive officer at the aggregate grant date fair value computer in accordance with FASB ASC Topic 718. Please refer to Item 402(n)(2)(v) of Regulation S-K.

Answer: The Registrant has amended its summary compensation table with the values of shares that were awarded to our named executive officer at the aggregate grant fair value. Based upon FASB ASC Topic 718 in reference to Item 402(n)(2)(v) of Regulation S-K, the shares were valued at $200 at 12/31/16, it being $100 each for Miklos and Smith and $100 solely for Miklos at 12/31/15.

Comment 6

Relationships and Related Transactions, page 41

6. We note your response to prior comment 22 regarding Casavue LLC, an entity affiliated with your management. Please revise this section to describe your related party transactions involving Casavue LLC, as required by Item 404(a) of Regulation S-K. For example, you disclose $45,000 in technology and software development services on page F-10.

Answer: Casavue LLC, is a company that develops websites and platforms in the same programming language, design language and uses the same environment as Team 360 Sports Inc. The Company entered into a contract with Casavue LLC to develop and market the Company’s software. The payment was a one-time contract for $45,000, with $35,000 going towards the development of the software and website and native app, and $10,000 for social media content creation, management and marketing the Company’s services. The Company reviews all contracts and as such it received an alternative quote provided by another software development company which was much higher in cost. Upon review, the Company’s management decided to enter into a contract with Casavue LLC instead since its quote was lower. The Company’s majority shareholder ratified this decision on a board resolution.

3

Comment 7

Notes to the Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-7

7. We note your response to prior comment 25 regarding your policy of capitalizing software and website development costs. The suggested disclosure does not appear to be included in this amendment. Please advise. Also tell why you do not believe ASC 985-20 would apply.

Answer: #7 – The Registrant notes the Commissions comment and has evaluated the matter further.  As a result, the Company believes that ASC 985-20 does apply.  The amended disclosure that will be including the amended filing is as such: Capitalized Software Development Costs

The Registrant capitalizes certain costs related to the development of computer software to be sold, leased or marketed. Software development costs incurred prior to establishing technological feasibility are charged to operations and included in website development costs.  The technological feasibility of a computer software product is established when the Company has completed all planning, designing, coding, and testing activities that are necessary to establish that the product can be produced to meet its design specifications including functions, features, and technical performance requirements. Software development costs incurred after establishing feasibility (as defined within ASC 985-20) are capitalized and amortized on a product-by-product basis when the product is available for general release to customers.  Annual amortization, charged to cost of sales when the product is available for general release to customers, is computed using the greater of (a) the straight-line method over the remaining estimated economic life of the product, generally three to seven years or (b) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product.  The Company has no capitalized website costs as of December 31, 2016 and 2015, respectively.

Comment 8

Note 3 – Going Concern, page F-9

8. Revise your disclosure to include a statement in the footnote indicating that there is substantial doubt about your ability to continue as a going concern within one year after the date that the financial statements are issued. In this regard, we note your disclosure indicates the substantial doubt is not alleviated by management’s plans. Refer to ASC 205-40-50-13.

Answer: The Registrant has amended Note 3 as follows:

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has had minimal revenue and has accumulated a deficit of $49,493 as of December 31, 2016. The Company requires capital for its contemplated operational and marketing activities. The Company’s ability to raise additional capital through the future issuances of common stock is unknown. The obtainment of additional financing, the successful development of the Company’s contemplated plan of operations, and its transition, ultimately, to the attainment of profitable operations are necessary for the Company to continue operations. These conditions and the ability to successfully resolve these factors raise substantial doubt about the Company’s ability to continue as a going concern. Specifically, there is significant doubt about our ability to continue as a going concern within one year after the date that these financial statements are issued (February 25, 2017).  The financial statements of the Company do not include any adjustments that may result from the outcome of these uncertainties.

4

Comment 9

Signatures, page 50

9. We note your response prior comment 29 and we reissue the comment. Please be advised that under Instruction 1 to the Signatures on Form S-1 the registration statement must be signed by the principal accounting officer or controller or by persons performing similar functions. If an officer occupies more than one of the specified positions, he shall indicate each capacity in which he signs the registration statement. Please provide the signature of your principal accounting officer or controller. If Mr. Miklos performs this function, please indicate this by adding this designation beneath his signature.

Answer: The Registrant has amended its filing to include the signature of Mr. Miklos who also serves as our principal accounting officer.

Comment 10

10. The signature block does not conform to the requirements of Form S-1. Please review the form requirements and revise accordingly. Specifically, the paragraph beneath the heading Signatures omits information required by the form, and the registration statement must be signed on behalf of the company as well as by the company’s officers in capacities in which they serve.

Answer: The Registrant has amended its filing to reflect the proper signature block to conform with the requirements on Form S-1.

Comment 11

Exhibits

11. Your exhibit index indicates that the Simon Smith Employment Agreement was filed with your amended registration statement as Exhibit 10.5; however, we are unable to locate this exhibit. Please file Exhibit 10.5 with your next amendment.

Answer: We have added Exhibit 10.5 with our latest amendment on Form S-1/A2.

Registrant wishes to acknowledge the following:

  The Company is responsible for the adequacy and accuracy of the disclosures in the filing.
  Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.
  The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (405) 341-1001.

Sincerely,

GENERAL COUNSEL P.C.

/s/ Darian B. Andersen

Darian B. Andersen

cc:

Sandor Miklos, President, CEO, Principal Financial Officer

Team 360 Sports, Inc.

5